UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C. 20549

                             SCHEDULE 13D

               UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. 12)

        First Union Real Estate Equity and Mortgage Investments

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                           (Name of Issuer)

            Shares of Beneficial Interest, $1.00 par value

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                    (Title of Class of Securities)

                               337400105

            -----------------------------------------------
                            (CUSIP Number)

                         Stephen Fraidin, P.C.
               Fried, Frank, Harris, Shriver & Jacobson

                          One New York Plaza
                       New York, New York 10004

                            (212) 859-8140

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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                  and Communications)

                           January 26, 1998

            -----------------------------------------------
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                  SEC1746(12-91)

                           Page 1 of 5 pages

                             SCHEDULE 13D

CUSIP NO.  33740015                            PAGE 2 of 5 PAGES

1   NAME OF REPORTING PERSON

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Gotham Partners, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION New York, U.S.A.

  NUMBER OF      7  SOLE VOTING POWER

                    2,501,951 Shares

   SHARES

 BENEFICIALLY    8  SHARED VOTING POWER
                       0

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER

                    2,501,951 Shares

PERSON WITH

                10  SHARED DISPOSITIVE POWER
                       0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,501,951 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.89%

14  TYPE OF REPORTING PERSON*

    PN

                             *SEE INSTRUCTIONS

                             Page 2 of 5 pages

                             SCHEDULE 13D

CUSIP NO.  337400105                            PAGE 3 of 5 PAGES

1   NAME OF REPORTING PERSON

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Gotham Partners II, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION New York, U.S.A.

  NUMBER OF      7  SOLE VOTING POWER

                    30,449 Shares

   SHARES

 BENEFICIALLY    8  SHARED VOTING POWER
                       0

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER

                    30,449 Shares

PERSON WITH

                10  SHARED DISPOSITIVE POWER
                       0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    30,449 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.11%


14  TYPE OF REPORTING PERSON*

    PN

                             *SEE INSTRUCTIONS

                             Page 3 of 5 pages

      This Amendment No. 12 amends and supplements the Statement on
Schedule 13D (the "Schedule 13D") relating to the shares of Beneficial Interest, par value $1.00 per share ("Shares"), of First Union Real Estate Equity and Mortgage Investments, an Ohio business trust (the "Company") previously filed by Gotham Partners, L.P. ("Gotham") and Gotham Partners II, L.P. ("Gotham II" and together with Gotham, the "Reporting Persons"), both New York limited partnerships. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

      Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 4 is hereby amended to add the following information:

"Item 4. Purpose of the Transaction

      On January 23, 1998, counsel for the Reporting Persons filed a Motion for Preliminary Injunction in the United States District Court for the Northern District of Ohio, Eastern Division (the "U.S.
District Court"). A copy of such Motion for Preliminary Injunction is attached as Exhibit 18 hereto and incorporated herein by this reference.

      On January 23, 1998, counsel for the Reporting Persons filed a Memorandum in Response to Motion for Expedited Hearing and
Cross-Motion to Schedule Matters for that Hearing in the U.S. District Court. A copy of such Memorandum is attached as Exhibit 19 hereto and incorporated herein by this reference.

      On January 26, 1998, counsel for the Reporting Persons filed an Amended Answer and Counterclaims in the U.S. District Court relating to the Company's Complaint for Preliminary Injunction, Permanent Injunction and Declaratory Relief, removed by the Reporting Persons to the U.S. District Court on January 20, 1998. A copy of such Amended Answer and Counterclaims is attached as Exhibit 20 hereto and incorporated herein by this reference."

Item 7 is hereby amended to add the following information:

"Item 7. Material to be Filed as Exhibits

      18. Motion for Preliminary Injunction filed in the U.S.
District Court by counsel for the Reporting Persons on January 23,
1998.

      19. Memorandum in Response to Motion for Expedited Hearing and Cross-Motion to Schedule Matters for that Hearing filed in the U.S. District Court by counsel for the Reporting Persons on January 23, 1998.

      20. Amended Answer and Counterclaims filed in the U.S.
District Court by counsel for the Reporting Persons on January 26,
1998."

                           Page 4 of 5 pages

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

January 26, 1998

                         GOTHAM PARTNERS, L.P.

                             By:    Section H Partners, L.P.,
                                    its general partner

                                By: Karenina Corporation,
                                    a general partner of Section H Partners,

                                 L.P.

                                    By:   /s/ William A. Ackman
                                          -------------------------------
                                          William A. Ackman
                                          President

                                By: DPB Corporation,

                                    a general partner of Section H
                                    Partners, L.P.

                                    By:   /s/ David P. Berkowitz
                                          -------------------------------
                                          David P. Berkowitz
                                          President

                       GOTHAM PARTNERS II, L.P.

                             By:    Section H Partners, L.P.,
                                    its general partner

                                 By:      Karenina Corporation,
                                          a general partner of Section H
                                          Partners, L.P.

                                    By:   /s/ William A. Ackman
                                          -------------------------------
                                          William A. Ackman
                                          President

                                By: DPB Corporation,

                                    a general partner of Section H
                                    Partners, L.P.

                                    By:   /s/ David P. Berkowitz
                                          -------------------------------
                                          David P. Berkowitz
                                          President

                           Page 5 of 5 pages